

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2011

Via Email

Brian H. Sharples
President and Chief Executive Officer
HomeAway, Inc.
1011 W. Fifth Street, Suite 300
Austin, Texas 78703

> **Re:** **HomeAway, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 31, 2011**
> **File No. 333-172783**

Dear Mr. Sharples:

We have reviewed your letter dated May 31, 2011 and the above-referenced filing, and have the following comments. Where prior comments are referenced, they refer to our letter dated May 25, 2011.

General

1. We have reviewed your response to prior comment 1. It is unclear how you determined that these factors increased the fair value of the common stock from April 29, 2011 to May 16, 2011. In this regard, we note that you disclose two of the three factors that impacted the increase are a substantially enhanced balance sheet and financial resources and the redemption and conversion of preferred stock. These two factors appear to have been known and unchanged since your Form S-1 was filed in March 2011. We repeat our prior comment that your disclosure should clearly explain the increase in the fair value of the common stock in this short period by disclosing and addressing the basis for changes in assumptions and factors along with a quantification of their impact on common stock fair value. Upon inclusion of the "Review Period" in the next amendment we may have further comment.

Prospectus Summary

Summary Consolidated Financial and Other Data, page 8

2. We note that in response to prior comment 3, you have added definitions and reconciliations for Adjusted EBITDA and Free Cash Flow. However, it does not appear that you have added disclosure for these non-GAAP measures to explain how

management uses these measures, and the limitations of these measures, similar to your disclosure on page 44. As such, please provide similar disclosure in this section.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Stock-Based Compensation, page 76

3.   We note your revised disclosure in response to prior comment 7. It does not appear that you have fully responded to our prior comment; it is unclear how you have provided a quantification of the impact of the assumptions as of each valuation date. For example, as of March 31, 2011, you disclose that, "the increase in the value of [y]our common stock was driven primarily by the increased assumed probability of [y]our initial public offering and by the reduction of time between the valuation date and [y]our target initial public offering date." Please note that prefacing the reference to these sources of changes with the word "primarily" obscures the ability of the reader to identify the material sources of the change. Please revise your disclosure as of each valuation date to quantify the impact of the assumptions and changes so a reader can understand the quantitative effect of the changes in assumptions and factors impacting fair value, such as changes in discount rates, projection of results, impact of time to IPO and use of an expanded set of comparable companies as well as other elements used in your valuations. In this regard, we note that the change in common stock fair value from October 2010 to February 2011 was over 30% with little significant quantitative discussion associated with the factors causing that increase. To the extent significant, disclosure of specific dates of option grants should be considered in your table on page 77.

4.   We have reviewed your revised disclosure in response to prior comment 8. We note your disclosure that you "placed more emphasis on [y]our more recent acquisitions for purposes of calculating comparable multiples because we believed these more recent acquisitions to be more relevant." Please expand your disclosure to explain how you determined that multiples you paid in recent transactions would be more relevant than what an independent third party would pay in a separate transaction.

5.   We reissue prior comment 9; explain and disclose how, along with the quantitative analysis, the "discussed" trading multiples of public companies were similar and comparable to you and how they differed from any prior company selections used in previous valuations. Please expand your disclosure in order to better explain and support the qualitative and quantitative changes in your assumptions and their valuation effects for the period ended December 31, 2010.

6.   Your revised disclosure in response to prior comment 10 is unclear. Please address the following:

- Disclose how and why the new set of companies after December 2010 differed from the prior set and how, closer to the effectiveness date of your IPO, they are a better representation of the company.
- We note your disclosure on page 76 that your stock compensation expense would not have been significantly impacted during the year ended December 31, 2010 or the three months ended March 31, 2011, had you used this new set of companies in your computations. We further note your disclosure on page 81, related to your common stock valuation as of December 31, 2010, that your new set of comparable companies appears to have had an impact on the valuation at this time. Please explain and disclose why the new set of comparable companies would not impact your stock compensation valuations, but did impact the fair value of your common stock during the same valuation period.

Index to Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

7.   Your response to prior comment 11 is unclear. It states that you believe that all revenue generated by you would fall under (e) other revenues as defined by Rule 5-03.1 of Regulation S-X. Please tell us how you determined that your Listing revenue is not service revenue under Rule 5.03.1(d) of Regulation S-X.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Unaudited Pro Forma Presentation, page F-8

8.   Your response to prior comment 13 is unclear. The first paragraph of your response confirms that you will revise the unaudited pro forma basic and diluted net income per common share once you have determined the necessary amounts of shares. Your second paragraph states that you do not believe that different pro forma presentation is necessary because the payment of the Series C preferred stock dividends will be in cash. Please advise.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Email
       Paul Tobias, Esq.
       Wilson Sonsini Goodrich & Rosati